Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

NEWSLETTER FOR JANUARY

February 7, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

January brings a fresh start to a new year for Kimber Resources. We are over the corporate distractions of the last half of 2006. We have strengthened our team in Mexico. At the AGM in December we welcomed some very experienced new directors to our board. The next key event will be the selection and appointment of the new CEO which we expect to happen soon.

In the field, access roads to all identified drill sites at El Orito Norte have been completed. As mentioned in the last newsletter (for November), results from Carotare at that time had not been encouraging. Since then we have completed Carotare West, a visually impressive structure with alteration, gold, and silver but our intersections have not demonstrated enough gold and silver to be economic. The same can be said for the south structure at Carotare East. After the excellent start when the first 28 holes in 2005 generated a resource of 240,000 gold-equivalent ounces this has been disappointing. Similarly, although we have intersected mineralized structures, early drilling at El Orito Norte has not provided much excitement yet. Drilling on the main structure continues and we will evaluate progress with each batch of results.

In order to achieve our objective of three million gold-equivalent resource ounces, rather than relying solely on Carotare and El Orito Norte, we initiated a reconnaissance exploration program in December to expand the search beyond the 3% of the property already mapped and sampled. This will be a key priority for 2007. One new occurrence of epithermal alteration (“Arimo”) only two kilometres southwest of Carmen has already been identified. The Monterde property is 28,000 hectares in area and 37 kilometres in length.

More holes have been drilled on the Veta Minitas, a mineralized structure 200 metres to the west of the Carmen, which provided the excellent intersection (in LMR-47, reported November 29th). While we await results on the follow-up holes, we are optimistic that Veta Minitas will generate resources which could be mined from underground.

We have completed core drilling on our identified targets and accordingly, we are relinquishing the core drill for return when we have sufficient new targets. This will come as a disappointment to some, but exploration is not solely drilling. The reconnaissance program will be integral to identifying additional drill targets, a key step to growing resources at Monterde.

Metallurgical studies on the Carmen deposit continue. Silver recoveries are the key. Not only does the recovery of silver range from high to low, but it also varies with location within the deposit and with the fineness of grind. We are currently considering alternative mining operations and processing methods as we continue to work towards optimizing the rate of return from the Carmen deposit. Open pit only, open pit combined with underground, underground only are all being looked at alongside heap leach only, heap leach and mill, and mill only. Combined feed from both open-pit and underground is already being used by Gammon Lake (Ocampo) and is being considered by Palmarejo (Palmarejo Trogan), Agnico-Eagle (Pinos Altos), and now Minefinders (Dolores). The possibility that the Carmen deposit includes resources which can be mined from underground is now a focus of attention. The pre-feasibility study will take place when enough is known about resources, metal recoveries, and mining methods.

We will be glad to see all interested parties at our booth (# 2626) at the Prospectors & Developers Conference in Toronto on March 4 – 7.

Robert Longe, P.Eng

President and CEO

About Kimber

Kimber Resources Inc. holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico. On the Monterde property, The Company is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The Company recently acquired a second project, the “Pericones” in Estado de Mexico. This prospective silver system is undergoing a mapping and sampling program with drilling expected in 2007. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe, P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.